NUVEEN INVESTMENT TRUST V

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT

This Agreement made this 31st day of July 2008 by and between Nuveen Investment Trust V, a Massachusetts business trust (the “Fund”), and Nuveen Asset Management, a Delaware corporation (the “Adviser”), to be effective August 1, 2008.

WITNESSETH THAT:

WHEREAS, the Board of Trustees of the Trust and the Adviser have agreed to renew that certain Management Agreement between the Fund and the Adviser dated November 13, 2007 (the “Agreement”), with the clarification that the net assets of Eligible Funds attributable to investments in other Eligible Funds are excluded from the calculation of the Complex-Level Fee; and

WHEREAS, the Agreement terminates August 1, 2008 unless continued in the manner required by the Investment Company Act of 1940; and

WHEREAS, the Board of Trustees, at a meeting called for the purpose, has approved the Agreement as set forth below and the continuation of the Agreement until August 1, 2009 in the manner required by the Investment Company Act of 1940.

NOW THEREFORE, in consideration of the mutual covenants contained herein and in the Agreement, the Trust and the Adviser hereby agree as follows:

1. The Complex-Level Fee calculation for the Fund, as set forth in Section 2(b) of the Agreement shall read as follows:

b. The Complex-Level Fee shall be calculated by reference to the daily net assets of the Eligible Funds, as defined below (with such daily net assets to include, in the case of Eligible Funds whose advisory fees are calculated by reference to net assets that include net assets attributable to preferred stock issued by or borrowings by such Eligible Funds, such leveraging net assets, but to exclude, in the case of Eligible Funds that invest in other Eligible Funds (“Funds of Funds”), net assets of Funds of Funds attributable to investments in Eligible Funds) (“Complex-Level Assets”), pursuant to the following annual fee schedule:

Complex-Level Asset Breakpoint Level ($ million)	Effective Rate at Breakpoint Level (%)
55,000	0.2000
56,000	0.1996
57,000	0.1989
60,000	0.1961
63,000	0.1931
66,000	0.1900
71,000	0.1851
76,000	0.1806
80,000	0.1773
91,000	0.1691
125,000	0.1599
200,000	0.1505
250,000	0.1469
300,000	0.1445

2. The parties hereto do hereby approve the continuance of the Agreement in effect until August 1, 2009 and do otherwise ratify and confirm the Agreement in all respects.

IN WITNESS WHEREOF, each of the parties has caused this Renewal to be executed in its name and on its behalf by a duly authorized officer as of the day and year first above written.

NUVEEN INVESTMENT TRUST V

By:	/s/ Kevin J. McCarthy
Vice President

ATTEST:

/s/ Virginia O’Neal
Assistant Secretary

NUVEEN ASSET MANAGEMENT

By:	/s/ Gifford R. Zimmerman
Managing Director

ATTEST:

/s/ Christopher M. Rohrbacher
Assistant Secretary